UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CITIZENS, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

174740 10 0

(CUSIP Number)

August 9, 2006

(Date of Event which Requires Filing of this Statement)

GAMASE Policyholders Trust
c/o Gala Management Services, Inc.
Scotia Plaza, 9th Floor
Federico Boyd Avenue 18 and 51 Street
Panama 5
Republic of Panama
Attention: Tomas Herrera

with a copy to:

Eduardo Vidal
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 2

1	NAME OF REPORTING PERSONS Galindo, Arias & Lopez S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,865,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,865,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 3

1	NAME OF REPORTING PERSONS Gala Management Services, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,656,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,656,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 4

1	NAME OF REPORTING PERSONS GAMASE Insureds Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,152,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,152,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 5

1	NAME OF REPORTING PERSONS GAMASE Agents Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 6

1	NAME OF REPORTING PERSONS Regal Trust (BVI) Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,208,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,208,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 7

1	NAME OF REPORTING PERSONS CICA Policyholders Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,547,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 8

1	NAME OF REPORTING PERSONS CICA Associates Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 9

This Amendment (“Amendment No. 3”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Management”), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”), (4) GAMASE Agents Trust, a trust established under the laws of the Republic of Panama (“GAMASE Agents Trust”), (5) Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands (“Regal”), (6) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands (“Regal Policyholders Trust”), and (7) CICA Associates Trust, a trust established under the laws of the British Virgin Islands (“Regal Associates Trust”, together with GA&L, Gala Management, GAMASE Insureds Trust, GAMASE Agents Trust, Regal and Regal Policyholders Trust, collectively, the “Reporting Persons” and each, a “Reporting Person”).

This Amendment No. 3 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 (“Amendment No. 2”). The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 3 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of the Transaction

The Trustees are processing the delivery of shares of Common Stock to certain settlors of the Trusts who had directed that their participation in the Trusts be liquidated.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 15,865,002 shares of the Common Stock, which constitute approximately 39.4% of the outstanding shares of the Common Stock, based on 40,234,430 shares of the Common Stock outstanding as of August 1, 2006 according to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Commission on August 9, 2006, on which are based all

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 10

of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

GAMASE Insured Trust holds 9,152,312 shares of the Common Stock (constituting approximately 22.7% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Regal Policyholders Trust holds 5,547,061 shares of the Common Stock (constituting approximately 13.8% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

GAMASE Agents Trust holds 504,127 shares of the Common Stock (constituting approximately 1.3% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Regal Associates Trust holds 661,502 shares of the Common Stock (constituting approximately 1.6% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Gala Management is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, and therefore may be deemed to beneficially own 9,656,439 shares of the Common Stock (constituting approximately 24% of the outstanding Common Stock) pursuant to Rule 13d-3.

Regal is the sole trustee of Regal Policyholders Trust and Regal Associates Trust, and therefore may be deemed to beneficially own 6,208,563 shares of the Common Stock (constituting approximately 15.4% of the outstanding Common Stock) pursuant to Rule 13d-3.

GA&L owns a 100% interest in each of Gala Management and Regal, and therefore may be deemed to beneficially own 15,865,002 shares (constituting approximately 39.4% of the outstanding Common Stock) pursuant to Rule 13d-3.

(c)  The following not-for-value transfers in Common Stock were effected by the Reporting Persons over the past 60 days:

Reporting Person	Date	Number of Shares
GAMASE Agents Trust	July 14, 2006	16,087
Regal Associates Trust	July 14, 2006	19,737
GAMASE Insureds Trust	July 14, 2006	115,108
Regal Policyholders Trust	July 14, 2006	18,507
GAMASE Insureds Trust	August 9, 2006	117,259
Regal Policyholders Trust	August 9, 2006	89,515

In the foregoing transfers, which were made upon the request of settlors, the trustees delivered shares of the Common Stock to such settlors to the extent of their respective liquidations

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 11

of their participation in the Trusts. As noted, each transfer of shares was made without consideration.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit 7. Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2006

GALINDO, ARIAS & LOPEZ

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Partner

GALA MANAGEMENT SERVICES, INC.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

GAMASE INSUREDS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

REGAL TRUST (BVI) LTD.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

CICA POLICYHOLDERS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

GAMASE AGENTS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

CICA ASSOCIATES TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact